140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
July 23, 2020	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:        Jeffrey Gabor, Mary Beth Breslin

Re:       Ardelyx, Inc.
Registration Statement on Form S-3
Filed on July 9, 2020
File No. 333-239764

Ladies and Gentlemen:

On behalf of Ardelyx, Inc. (the “Company” or “Ardelyx”), we are hereby filing Amendment No. 1 to the Company’s Registration Statement on Form S-3 (“Amendment No. 1”) in response to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on July 14, 2020 (the “Letter”) relating to the Registration Statement on Form S-3 that the Company filed with the Securities and Exchange Commission on July 9, 2020 (the “Registration Statement”). Amendment No. 1 has been revised to reflect the Company’s responses to the Staff’s comments contained in the Letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal

July 23, 2020

jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 10 of Amendment No. 1 to make clear that the Court of Chancery of the State of Delaware exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction by including the following statement:

“provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, there is uncertainty as to whether a court would enforce such provision and it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.”

The Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, to the extent the provisions remain applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed.

* * *

July 23, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder, Esq.
of LATHAM & WATKINS LLP

cc:       Michael Raab, Ardelyx, Inc.

Elizabeth Grammer, Ardelyx, Inc.

Mark V. Roeder, Esq., Latham & Watkins LLP

Alexander T. White, Esq., Latham & Watkins LLP